Exhibit 99.6

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

PURSUANT TO 18 U.S.C. SECTION 1350

I, Tony Cruz, Chief Executive Officer of Transition Therapeutics Inc. (the “Company”), in compliance with 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, hereby certify, in connection with the Company’s Annual Report as filed on Form 40-F for the fiscal year ending June 30, 2014 with the Securities and Exchange Commission (the “Report”), that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September 25, 2014

/s/ “Tony Cruz”

Tony Cruz

Chief Executive Officer